101 CambridgePark Drive
Boston, MA

Earnings Release
and Supplemental Report

Fourth Quarter 2022



Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Properties Reports Fourth Quarter and Year Ended 2022 Results

DENVER, February 7, 2023 – Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the fourth quarter and full year ended December 31, 2022.

FOURTH QUARTER 2022 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.01 per share, Nareit FFO of $0.35 per share, FFO as Adjusted of $0.44 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 6.6%
  • Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 5.7% and 5.4%, respectively
– Fourth quarter life science new and renewal lease executions totaled 175,000 square feet, with +64% cash releasing spreads on renewals
– Life science development and redevelopment update:
  • Placed-in-service 142,000 square feet of fully leased Class A development space at 101 CambridgePark Drive in Cambridge
  • Completed a $44 million redevelopment of the fully leased 1150 Veterans building on the Oyster Point campus in South San Francisco
  • Executed leases totaling 100,000 square feet on previously disclosed LOIs and signed LOIs for an additional 29,000 square feet at the Pointe Grand redevelopment campus in South San Francisco
  • The $900 million life science active development pipeline is 78% pre-leased
– In December 2022 and January 2023, acquired a total of 2.2 acres of strategic land in the Alewife submarket of Cambridge for $27 million
– Balance Sheet:
  • In October 2022, drew down the entirety of the previously disclosed $500 million delayed draw senior unsecured term loans at a 3.5% fixed rate via swaps
  • In December 2022, settled all 9.1 million shares previously outstanding under ATM forward contracts at a weighted average net price of $34 per share, generating net proceeds of $308 million
  • In January 2023, issued $400 million of 5.25% fixed rate 10-year senior unsecured notes
  • Net debt to adjusted EBITDAre was 5.3x as of December 31, 2022
– Healthpeak intends to implement a holding company reorganization to an Umbrella Partnership Real Estate Investment Trust (UPREIT) during the first quarter of 2023
– Promoted Ankit Patadia to Executive Vice President and Treasurer – Corporate Finance
– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on February 23, 2023, to stockholders of record as of the close of business on February 9, 2023
– Recent ESG recognitions include being named to the CDP Leadership band for the tenth consecutive year; included in the S&P Global Sustainability Yearbook for the eighth consecutive year, and Bloomberg Gender-Equality Index and *Newsweek*'s America's Most Responsible Companies for the fourth consecutive year; and named a *Wall Street Journal* Best-Managed Company for the first time

FULL YEAR 2022 HIGHLIGHTS

– Net income of $0.92 per share, Nareit FFO of $1.66 per share, FFO as Adjusted of $1.74 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 5.0%
  • Life Science Same-Store Portfolio Cash (Adjusted) NOI growth of 5.1%; 60 basis points above the mid-point of the initial 2022 guidance range of 4.00% - 5.00%
  • MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 4.0%; 175 basis points above the the mid-point of the initial 2022 guidance range of 1.75% - 2.75%
– Portfolio leasing summary:
  • Full-year life science lease executions totaled 1.4 million square feet, with +35% cash releasing spreads on renewals
  • Full-year MOB lease executions totaled 3.1 million square feet
– Delivered development projects on-time and on-budget, with significant pre-leasing prior to delivery
  • 675,000 square feet of fully-leased, purpose-built lab space representing $691 million of investment
  • Three on-campus MOBs totaling 237,000 square feet with a total investment of $69 million
  • Commenced our 10th HCA development project with an on-campus Class A MOB in Savannah, Georgia
– 2022 ESG highlights
  • Received a Green Star rating from the Global Real Estate Sustainability Benchmark (GRESB) for the eleventh consecutive year
  • Named to CDP's Leadership band and listed in the S&P Global North America Dow Jones Sustainability Index for the tenth consecutive year
  • Listed in the S&P Global Sustainability Yearbook for the eighth consecutive year, and named to the Bloomberg Gender-Equality Index and *Newsweek*'s America's Most Responsible Companies list for the fourth consecutive year
  • Certified a Great Place to Work for the third consecutive year
  • Named a Best-Managed Company by the *Wall Street Journal* and included in *Fortune*'s Modern Board 25 and Best Workplaces in Real Estate lists for the first time
  • Finalist for Best Proxy Statement for the third consecutive year and Best ESG Reporting for the first time by *IR Magazine* and Corporate Secretary
  • To learn more about Healthpeak's ESG program, please visit www.healthpeak.com/esg

FOURTH QUARTER COMPARISON

	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021	
(in thousands, except per share amounts)	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 6,388	$ 0.01	$ 28,493	$ 0.05
Nareit FFO, diluted	192,158	0.35	222,101	0.41
FFO as Adjusted, diluted	238,744	0.44	222,730	0.41
AFFO, diluted	194,414	0.36	175,941	0.32

FULL YEAR COMPARISON

	Year Ended December 31, 2022		Year Ended December 31, 2021	
(in thousands, except per share amounts)	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 497,792	$ 0.92	$ 502,271	$ 0.93
Nareit FFO, diluted	904,573	1.66	610,888	1.12
FFO as Adjusted, diluted	950,259	1.74	879,222	1.61
AFFO, diluted	790,296	1.45	734,034	1.35

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "December 31, 2022 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and full year SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.7%	48.2%	5.1%	47.6%
Medical office	5.4%	40.2%	4.0%	40.6%
CCRC	15.0%	11.5%	8.0%	11.8%
Total Portfolio	6.6%	100.0%	5.0%	100.0%

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.7%	48.2%	5.1%	48.0%
Medical office	5.4%	40.2%	4.0%	40.9%
CCRC	15.0%	11.5%	2.5%	11.1%
Total Portfolio	6.6%	100.0%	4.4%	100.0%

101 CAMBRIDGEPARK DRIVE DEVELOPMENT

During the fourth quarter, Healthpeak placed-in-service 142,000 square feet, representing $145 million of investment, at 101 CambridgePark Drive in Cambridge, Massachusetts. The remaining 19,000 square feet is expected to be placed-in-service during 2023.

101 CambridgePark Drive totals approximately 161,000 square feet, with the purpose-built lab space 100% leased. When combined with the adjacent life science holdings at 35 and 87 CambridgePark Drive, the flagship 450,000 square foot campus along CambridgePark Drive brings Healthpeak's operating life science ownership in the Boston market to 2.6 million square feet.

ALEWIFE ACQUISITIONS

In December 2022 and January 2023, Healthpeak acquired a total of 2.2 acres of land in the Alewife submarket of Cambridge for $27 million. The parcels are adjacent to Healthpeak's current holdings on Mooney Street and Concord Avenue, and have the potential to advance the community's open space, traffic mitigation, and pedestrian connectivity goals, while providing Healthpeak the ability to transfer density across its other Alewife properties.

DISPOSITIONS

In January 2023, Healthpeak closed on the sale of two held-for-sale life science buildings in Durham, North Carolina, generating proceeds of $113 million representing a trailing-twelve month cash capitalization rate of approximately 5%.

CAPITAL MARKETS ACTIVITY

$500 MILLION TERM LOANS

In October 2022, Healthpeak drew down the entirety of the previously disclosed $500 million delayed draw senior unsecured term loans and used proceeds to repay commercial paper. Healthpeak executed swaps in August 2022 that effectively fixed the interest rates of the term loans at a blended contractual rate of 3.5% for the initial blended term of 4.75 years.

FORWARD EQUITY

In December 2022, Healthpeak settled all 9.1 million shares previously outstanding under ATM forward contracts at a weighted average net price of $34 per share, after commissions, generating net proceeds of $308 million.

SENIOR UNSECURED NOTES

In January 2023, Healthpeak completed a public offering of $400 million 5.25% fixed rate senior unsecured notes due 2032. Net proceeds from the offering were used to repay a portion of the Company's outstanding commercial paper and for general corporate purposes.

UPREIT CONVERSION

During the first quarter of 2023, Healthpeak intends to implement a holding company reorganization to restructure Healthpeak Properties, Inc. as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. The UPREIT conversion will align Healthpeak's corporate structure with other publicly traded U.S. real estate investment trusts and support external growth by offering real estate owners a tax-deferred alternative for disposing of properties.

The reorganization is expected to be effective as of February 10, 2023.

On the effective date, each issued and outstanding share of existing Healthpeak common stock immediately prior to the effective time of the reorganization will convert on a share-for-share basis into an issued and outstanding share of new Healthpeak common stock, having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions and other terms as the corresponding share of existing Healthpeak's common stock that was converted. The conversion of stock will take place automatically without an exchange of stock certificates. New Healthpeak will replace existing Healthpeak as the public company listed on the New York Stock Exchange (the "NYSE") and new Healthpeak common stock is expected to trade on the NYSE on an uninterrupted basis under the existing symbol "PEAK" and to retain the CUSIP number of 42250P103.

The UPREIT conversion is not anticipated to have any impact on Healthpeak's financial position and will not result in any changes to the consolidated financial statements of the company, its outstanding debt securities, or business operations. The UPREIT conversion will not impact the payment of the dividend declared by the Board and payable to stockholders of record in accordance with previously announced dividend payment dates.

EXECUTIVE LEADERSHIP PROMOTION

Ankit Patadia has been promoted to Executive Vice President and Treasurer – Corporate Finance. Mr. Patadia has been with Healthpeak for 13 years and served in various roles, most recently as Senior Vice President and Treasurer – Corporate Finance. He will continue to report to Peter Scott and lead Healthpeak's corporate finance function.

DIVIDEND

On February 1, 2023, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on February 23, 2023, to stockholders of record as of the close of business on February 9, 2023.

2023 GUIDANCE

For full year 2023, we have established the following guidance ranges:

- Diluted earnings per common share of $0.52 – $0.58
- Diluted Nareit FFO share of $1.70 – $1.76
- Diluted FFO as Adjusted per share of $1.70 – $1.76
- Total Portfolio Same-Store Cash (Adjusted) NOI growth of 2.75% – 4.25%

Components of Total Portfolio Same-Store Cash (Adjusted) NOI guidance:

- Life Science: 3.0% to 4.5%; 47% of the full year 2023 same-store pool
- Medical Office: 2.0% to 3.0%; 42% of the full year 2023 same-store pool
- CCRC: 5.0% to 10.0%; 11% of the full year 2023 same-store pool

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2023. For additional details and assumptions underlying this guidance, please see page 39 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, February 8, 2023, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to review its financial and operating results for the quarter and full year ended December 31, 2022. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 5962519. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through February 8, 2024, and a telephonic replay can be accessed through February 15, 2023, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 5525014. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust ("REIT") and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRC. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2023 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings (MOBs) are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA
Senior Vice President – Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

		December 31, 2022		December 31, 2021
Assets				
Real estate:				
Buildings and improvements	$	12,784,078	$	12,025,271
Development costs and construction in progress		760,355		877,423
Land		2,667,188		2,603,964
Accumulated depreciation and amortization		(3,188,138)		(2,839,229)
Net real estate		13,023,483		12,667,429
Net investment in direct financing leases		—		44,706
Loans receivable, net of reserves of $8,280 and $1,813		374,832		415,811
Investments in and advances to unconsolidated joint ventures		706,677		403,634
Accounts receivable, net of allowance of $2,399 and $1,870		53,436		48,691
Cash and cash equivalents		72,032		158,287
Restricted cash		54,802		53,454
Intangible assets, net		418,061		519,760
Assets held for sale and discontinued operations, net		49,866		37,190
Right-of-use asset, net		237,318		233,942
Other assets, net		780,722		674,615
Total assets	$	**15,771,229**	$	**15,257,519**
Liabilities and Equity				
Bank line of credit and commercial paper	$	995,606	$	1,165,975
Term loans		495,957		—
Senior unsecured notes		4,659,451		4,651,933
Mortgage debt		346,599		352,081
Intangible liabilities, net		156,193		177,232
Liabilities related to assets held for sale and discontinued operations, net		4,070		15,056
Lease liability		208,515		204,547
Accounts payable, accrued liabilities, and other liabilities		772,485		755,384
Deferred revenue		844,076		789,207
Total liabilities		**8,482,952**		**8,111,415**
Commitments and contingencies				
Redeemable noncontrolling interests		105,679		87,344
Common stock, $1.00 par value: 750,000,000 shares authorized; 546,641,973 and 539,096,879 shares issued and outstanding		546,642		539,097
Additional paid-in capital		10,349,614		10,100,294
Cumulative dividends in excess of earnings		(4,269,689)		(4,120,774)
Accumulated other comprehensive income (loss)		28,134		(3,147)
Total stockholders' equity		6,654,701		6,515,470
Joint venture partners		327,721		342,234
Non-managing member unitholders		200,176		201,056
Total noncontrolling interests		527,897		543,290
Total equity		**7,182,598**		**7,058,760**
Total liabilities and equity	$	**15,771,229**	$	**15,257,519**

Healthpeak Properties, Inc.

Consolidated Statements of Operations

In thousands, except per share data

		Three Months Ended December 31,			Year Ended December 31,	
		2022	2021		2022	2021
Revenues:						
Rental and related revenues	$	392,245	$ 356,254	$	1,541,775	$ 1,378,384
Resident fees and services		125,873	118,867		494,935	471,325
Income from direct financing leases		—	2,180		1,168	8,702
Interest income		6,350	5,904		23,300	37,773
Total revenues		524,468	483,205		2,061,178	1,896,184
Costs and expenses:						
Interest expense		49,413	36,551		172,944	157,980
Depreciation and amortization		179,157	178,114		710,569	684,286
Operating		220,492	199,247		862,991	773,279
General and administrative		57,872	26,043		131,033	98,303
Transaction costs		3,217	424		4,853	1,841
Impairments and loan loss reserves (recoveries), net		3,326	18,702		7,004	23,160
Total costs and expenses		513,477	459,081		1,889,394	1,738,849
Other income (expense):						
Gain (loss) on sales of real estate, net		(969)	717		9,078	190,590
Gain (loss) on debt extinguishments		—	—		—	(225,824)
Other income (expense), net		(587)	662		326,268	6,266
Total other income (expense), net		(1,556)	1,379		335,346	(28,968)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures		9,435	25,503		507,130	128,367
Income tax benefit (expense)		650	1,857		4,425	3,261
Equity income (loss) from unconsolidated joint ventures		(156)	1,583		1,985	6,100
Income (loss) from continuing operations		9,929	28,943		513,540	137,728
Income (loss) from discontinued operations		873	3,633		2,884	388,202
Net income (loss)		10,802	32,576		516,424	525,930
Noncontrolling interests' share in continuing operations		(4,274)	(3,815)		(15,975)	(17,851)
Noncontrolling interests' share in discontinued operations		—	—		—	(2,539)
Net income (loss) attributable to Healthpeak Properties, Inc.		6,528	28,761		500,449	505,540
Participating securities' share in earnings		(140)	(268)		(2,657)	(3,269)
Net income (loss) applicable to common shares	$	6,388	$ 28,493	$	497,792	$ 502,271
Basic earnings (loss) per common share:						
Continuing operations	$	0.01	$ 0.05	$	0.92	$ 0.22
Discontinued operations		0.00	0.00		0.00	0.71
Net income (loss) applicable to common shares	$	0.01	$ 0.05	$	0.92	$ 0.93
Diluted earnings (loss) per common share:						
Continuing operations	$	0.01	$ 0.05	$	0.92	$ 0.22
Discontinued operations		0.00	0.00		0.00	0.71
Net income (loss) applicable to common shares	$	0.01	$ 0.05	$	0.92	$ 0.93
Weighted average shares outstanding:						
Basic		537,992	539,081		538,809	538,930
Diluted		538,396	539,505		539,147	539,241

Healthpeak Properties, Inc.
Funds From Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2022	**2021**	**2022**	**2021**
Net income (loss) applicable to common shares	$ 6,388	$ 28,493	$ 497,792	$ 502,271
Real estate related depreciation and amortization	179,157	178,114	710,569	684,286
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	8,642	5,041	27,691	17,085
Noncontrolling interests' share of real estate related depreciation and amortization	(4,709)	(4,869)	(19,201)	(19,367)
Loss (gain) on sales of depreciable real estate, net[1]	986	(6,780)	(10,422)	(605,311)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	45	197	134	(6,737)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	(73)	12	5,555
Loss (gain) upon change of control, net[2]	—	—	(311,438)	(1,042)
Taxes associated with real estate dispositions	—	—	29	2,666
Impairments (recoveries) of depreciable real estate, net	—	19,625	—	25,320
Nareit FFO applicable to common shares	190,509	219,748	895,166	604,726
Distributions on dilutive convertible units and other	1,649	2,353	9,407	6,162
Diluted Nareit FFO applicable to common shares	$ 192,158	$ 222,101	$ 904,573	$ 610,888
Diluted Nareit FFO per common share	$ 0.35	$ 0.41	$ 1.66	$ 1.12
Weighted average shares outstanding - diluted Nareit FFO	543,879	546,829	546,462	544,742
Impact of adjustments to Nareit FFO:				
Transaction-related items	$ 3,215	$ 406	$ 4,788	$ 7,044
Other impairments (recoveries) and other losses (gains), net[3]	9,702	(923)	3,829	24,238
Restructuring and severance-related charges[4]	32,749	1,147	32,749	3,610
Loss (gain) on debt extinguishments	—	—	—	225,824
Casualty-related charges (recoveries), net[5]	298	—	4,401	5,203
Total adjustments	45,964	630	45,767	265,919
FFO as Adjusted applicable to common shares	236,473	220,378	940,933	870,645
Distributions on dilutive convertible units and other	2,271	2,352	9,326	8,577
Diluted FFO as Adjusted applicable to common shares	$ 238,744	$ 222,730	$ 950,259	$ 879,222
Diluted FFO as Adjusted per common share	$ 0.44	$ 0.41	$ 1.74	$ 1.61
Weighted average shares outstanding - diluted FFO as Adjusted	545,704	546,829	546,462	546,567

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/.

(2) The year ended December 31, 2022 includes a gain upon change of control related to the sale of a 30% interest to a sovereign wealth fund and deconsolidation of seven previously consolidated life science assets in South San Francisco, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(3) The three months and year ended December 31, 2022 includes $7 million of charges incurred in connection with the downsizing of the Company's corporate headquarters in Denver, Colorado, which are included in general and administrative expenses in the Consolidated Statements of Operations. The year ended December 31, 2022 also includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an MOB and (ii) a $23 million gain on sale of a hospital under a direct financing lease. The year ended December 31, 2021 includes the following: (i) a $29 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales, which is reported in income (loss) from discontinued operations in the Consolidated Statements of Operations, and (ii) $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable, which is included in interest income in the Consolidated Statements of Operations. The three months and years ended December 31, 2022 and 2021 also include reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(4) The three months and year ended December 31, 2022 includes $32 million of severance-related charges associated with the departures of our former Chief Executive Officer and former Chief Legal Officer and General Counsel in the fourth quarter of 2022. These expenses are included in general and administrative expenses in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.
Adjusted Funds From Operations
In thousands

	Three Months Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
FFO as Adjusted applicable to common shares	$ 236,473	$ 220,378	$ 940,933	$ 870,645
Stock-based compensation amortization expense	1,903	4,307	16,537	18,202
Amortization of deferred financing costs	2,812	2,539	10,881	9,216
Straight-line rents	(12,346)	(7,561)	(49,183)	(31,188)
AFFO capital expenditures	(33,407)	(39,368)	(108,510)	(111,480)
Deferred income taxes	(355)	(1,776)	(4,096)	(8,015)
Other AFFO adjustments	(2,315)	(4,228)	(22,860)	(19,510)
AFFO applicable to common shares	192,765	174,291	783,702	727,870
Distributions on dilutive convertible units and other	1,649	1,650	6,594	6,164
Diluted AFFO applicable to common shares	$ **194,414**	$ **175,941**	$ **790,296**	$ **734,034**
Diluted AFFO per common share	$ **0.36**	$ **0.32**	$ **1.45**	$ **1.35**
Weighted average shares outstanding - diluted AFFO	543,879	545,004	544,637	544,742

Overview(1)

As of and for the quarter and year ended December 31, 2022, dollars, square feet, and shares in thousands, except per share data

	4Q22	Full Year 2022
Financial Metrics		
Diluted earnings per common share	$0.01	$0.92
Diluted Nareit FFO per common share	$0.35	$1.66
Diluted FFO as Adjusted per common share	$0.44	$1.74
Dividends per common share	$0.30	$1.20
Portfolio Real Estate Revenues[2][3]	$533,088	$2,096,341
Portfolio NOI[2][3]	$298,820	$1,182,059
Portfolio Cash (Adjusted) NOI[2][3]	$284,453	$1,106,262
Portfolio Income[2][3]	$290,803	$1,129,562

	4Q22	% of Total SS	Full Year 2022	% of Total Full Year SS
Same-Store Cash (Adjusted) NOI Growth				
Life science	5.7%	48.2%	5.1%	47.6%
Medical office	5.4%	40.2%	4.0%	40.6%
CCRC[3][4]	15.0%	11.5%	8.0%	11.8%
Total[4]	**6.6%**	**100.0%**	**5.0%**	**100.0%**

	4Q22			4Q22	Full Year 2022
Capitalization			**Debt Ratios**		
Common stock outstanding and DownREIT units	553,932		Financial Leverage	33.5%	33.5%
Total Market Equity	$13,887,075		Secured Debt Ratio	2.0%	2.0%
Enterprise Debt	$6,537,403		Net Debt to Adjusted EBITDAre	5.34x	5.47x
			Adjusted Fixed Charge Coverage	4.7x	5.5x

	Total Portfolio			Operating Portfolio	
	Property Count	Capacity[5]		Capacity	Occupancy[6]
Portfolio Statistics					
Life science	149	12,224	Sq. Ft.	10,966 Sq. Ft.	98.9%
Medical office	297	24,071	Sq. Ft.	24,001 Sq. Ft.	90.2%
CCRC	15	7,183	Units	7,183 Units	82.4%
Other[7]	19	3,354	Units	3,354 Units	78.3%
Total	**480**				

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

(2) Excludes discontinued operations.

(3) Full year includes $7.6 million of government grants under the CARES Act for our CCRC and Other segments, which is included in Other income (expense), net, and Equity income/(loss) from unconsolidated joint ventures, in our Consolidated Statement of Operations; $6.8 million of which relates to properties in Same-Store in our CCRC Segment for full year. There were no government grants under the CARES Act received in 4Q21 or 4Q22.

(4) Excluding government grants received under the CARES Act, Same-Store full year Cash (Adjusted) NOI growth would have been 2.5% for CCRC and 4.4% for Total Portfolio.

(5) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(6) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale.

(7) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary[1]

As of and for the quarter ended December 31, 2022, dollars in thousands, excludes discontinued operations

	Property Count	Weighted Average Age[2]	Portfolio Investment	Portfolio Income
Property Portfolio				
Life science	137	14	$ 7,966,134	$ 142,908
Medical office	292	24	6,184,659	109,248
CCRC[3]	15	31	2,285,837	28,109
Other	19	23	464,068	4,188
	463	**20**	**$ 16,900,698**	**$ 284,453**
Developments				
Life science	6	—	$ 508,537	$ —
Medical office	1	—	867	—
	7	**—**	**$ 509,404**	**$ —**
Redevelopments[4]				
Life science	6	—	$ 341,607	$ —
Medical office	4	—	21,316	—
CCRC	—	—	3,984	—
	10	**—**	**$ 366,908**	**$ —**
Debt Investments				
Seller financing loans	—	—	$ 350,029	$ 5,936
Other	—	—	21,702	414
	—	**—**	**$ 371,731**	**$ 6,350**
Total				
Life science	149	14	$ 8,816,278	$ 142,908
Medical office	297	24	6,206,842	109,248
CCRC[3]	15	31	2,289,821	28,109
Other	19	23	835,799	10,538
	480	**20**	**$ 18,148,740**	**$ 290,803**



PORTFOLIO INCOME[5]

$290.8M

Life science 49.1%
Medical office 37.6%
CCRC 9.7%
Other 3.6%

(1) Excludes discontinued operations. Detailed financial information about discontinued operations are included in the Discussion and Reconciliation of Non-GAAP Financial Measures, which is available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.
(2) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.
(3) The amount in the table above represents Gross Portfolio Investment. Net of the related $788 million of liabilities for Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, Net Portfolio Investment would be $1.5 billion.
(4) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.
(5) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended December 31, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI					
	Portfolio Real Estate Revenues		Portfolio Operating Expenses		Portfolio NOI		SS Portfolio Real Estate Revenues		SS Portfolio Operating Expenses		SS Portfolio NOI
Life science	$	212,143	$	(57,459)	$	154,684	$	175,642	$	(46,268)	$	129,374
Medical office		176,057		(61,870)		114,187		155,589		(52,663)		102,926
CCRC		125,920		(100,111)		25,809		125,873		(99,769)		26,104
Other		18,969		(14,828)		4,140		—		—		—
	$	533,088	$	(234,268)	$	298,820	$	457,104	$	(198,700)	$	258,404

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI					
	Portfolio Cash Real Estate Revenues		Portfolio Cash Operating Expenses		Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues		SS Portfolio Cash Operating Expenses		SS Portfolio Cash (Adjusted) NOI
Life science	$	200,357	$	(57,450)	$	142,908	$	165,341	$	(46,259)	$	119,082
Medical office		170,426		(61,178)		109,248		151,366		(52,025)		99,340
CCRC		125,920		(97,811)		28,109		125,873		(97,469)		28,404
Other		19,024		(14,836)		4,188		—		—		—
	$	515,727	$	(231,274)	$	284,453	$	442,579	$	(195,752)	$	246,827

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				4Q22	4Q21	SS NOI	SS Cash (Adjusted) NOI	4Q22	3Q22	SS NOI	SS Cash (Adjusted) NOI
Life science	123	48%	83%	98.7%	96.9%	5.5%	5.7%	98.7%	98.8%	(0.4%)	0.9%
Medical office	270	40%	91%	91.5%	91.7%	4.9%	5.4%	91.5%	91.4%	0.1%	(0.8%)
CCRC	15	12%	100%	82.4%	79.0%	12.8%	15.0% [1]	82.4%	82.0%	17.4%	27.8% [1]
Total	**408**	**100%**	**87%** [2]			**6.0%**	**6.6%** [1]			**1.4%**	**2.6%** [1]

(1)   There were no government grants under the CARES Act received in 4Q21, 3Q22, or 4Q22.
(2)   Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Other segment, which is not included in Same-Store.

Full Year NOI Summary

For the twelve months ended December 31, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 827,226	$ (211,939)	$ 615,286		$ 613,117	$ (152,409)	$ 460,708
Medical office	692,652	(244,170)	448,482		556,453	(187,454)	368,998
CCRC	502,080	(400,540)	101,540		501,700	(398,915)	102,785
Other	74,383	(57,632)	16,751		—	—	—
	$ 2,096,341	$ (914,282)	$ 1,182,059		$ 1,671,270	$ (738,778)	$ 932,491

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 764,285	$ (211,752)	$ 552,533		$ 576,093	$ (152,222)	$ 423,871
Medical office	674,419	(241,450)	432,969		546,240	(185,209)	361,031
CCRC	502,080	(398,239)	103,841		501,700	(396,615)	105,085
Other	74,613	(57,693)	16,919		—	—	—
	$ 2,015,397	$ (909,135)	$ 1,106,262		$ 1,624,033	$ (734,046)	$ 889,987

TWELVE-MONTH SS

	Property Count	% of Total SS based on Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year			
				Occupancy		Growth	
				2022	2021	SS NOI	SS Cash (Adjusted) NOI
Life science	113	48%	77%	98.7%	96.6%	5.2%	5.1%
Medical office	248	41%	83%	91.4%	91.6%	3.8%	4.0%
CCRC	15	12%	100%	81.6%	79.2%	9.6%	8.0% [1]
Total	**376**	**100%**	**80%** [2]			**5.1%**	**5.0%** [1]

(1) Excluding government grants received under the CARES Act, full year Same-Store Cash (Adjusted) NOI growth would have been 2.5% for CCRC and 4.4% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash NOI is inclusive of the Other segment, which is not included in Same-Store.

Property Count Reconciliations

As of December 31, 2022

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Total Property Count	149	297	15	19	480
Current Quarter Total Property Count	149	297	15	19	480
Recent acquisitions	(1)	(7)	—	—	(8)
Assets in Development	(6)	(1)	—	—	(7)
Recently completed Developments	(6)	(10)	—	—	(16)
Assets in Redevelopment	(6)	(4)	—	—	(10)
Recently completed Redevelopments	(3)	(5)	—	—	(8)
Assets held for sale	(2)	—	—	—	(2)
Segment exclusions	—	—	—	(19)	(19)
Significant tenant relocation	(2)	—	—	—	(2)
Three-Month SS Property Count	123	270	15	—	408
Recent acquisitions	(4)	(22)	—	—	(26)
Recently completed Developments	(1)	—	—	—	(1)
Recently completed Redevelopments	(2)	—	—	—	(2)
Significant tenant relocation	(3)	—	—	—	(3)
Twelve-Month SS Property Count	113	248	15	—	376

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	118	262	15	—	395
Acquisitions	4	6	—	—	10
Assets in Redevelopment	—	(1)	—	—	(1)
Prior Development/Redevelopment	2	—	—	—	2
Redevelopments placed on hold	—	3	—	—	3
Significant tenant relocation	(1)	—	—	—	(1)
Current Quarter Three-Month SS Property Count	123	270	15	—	408

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	December 31, 2022		
	Shares	Value	Total Value
Common stock (NYSE: PEAK)	546,642	$ 25.07	$ 13,704,315
Convertible partnership (DownREIT) units	7,290	25.07	182,760
Total Market Equity	**553,932**		$ **13,887,075**
Consolidated Debt			6,497,613
Total Market Equity and Consolidated Debt	**553,932**		$ **20,384,688**
Share of unconsolidated JV debt			39,790
Total Market Equity and Enterprise Debt	**553,932**		$ **20,424,478**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding December 31, 2022	Weighted Average Shares Three Months Ended December 31, 2022				Weighted Average Shares Twelve Months Ended December 31, 2022			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	546,642	537,992	537,992	537,992	537,992	538,809	538,809	538,809	538,809
Common stock equivalent securities[1]:									
Restricted stock units	1,709	404	404	404	404	338	338	338	338
Convertible partnership (DownREIT) units	7,290	—	5,483	7,308	5,483	—	7,315	7,315	5,490
Total common stock and equivalents	**555,641**	**538,396**	**543,879**	**545,704**	**543,879**	**539,147**	**546,462**	**546,462**	**544,637**

(1)   The weighted average shares as of December 31, 2022 represent the current dilutive impact, using the treasury stock method, of 1.7 million restricted stock units and 7.3 million DownREIT units. All 9.1 million shares under ATM forward contracts that were settled during the three and twelve months ended December 31, 2022 were anti-dilutive.

Indebtedness

As of December 31, 2022, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC & Commercial Paper[1][2]	Term Loan[3]	Senior Unsecured Notes Amounts[2]	Rates %	Mortgage Debt Amounts	Rates %	Consolidated Debt	Share of Unconsolidated JV Debt Amounts[4]	Rates %	Enterprise Debt Amounts	Rates %
2023	$ —	$ —	$ —	—	$ 90,089	3.80	$ 90,089	$ 497	3.18	$ 90,586	3.80
2024	—	—	—	—	7,024	6.14	7,024	39,048	4.59	46,072	4.82
2025	—	—	800,000	3.92	3,209	3.82	803,209	—	—	803,209	3.92
2026	995,606	—	650,000	3.40	244,523	4.48	1,890,129	—	—	1,890,129	4.33
2027	—	500,000	450,000	1.54	366	5.91	950,366	—	—	950,366	2.71
2028	—	—	500,000	2.35	—	—	500,000	—	—	500,000	2.35
2029	—	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
2031	—	—	600,000	3.07	—	—	600,000	—	—	600,000	3.07
2032	—	—	—	—	—	—	—	—	—	—	—
Thereafter	—	—	300,000	6.87	—	—	300,000	—	—	300,000	6.87
	$ 995,606	$ 500,000	$ 4,700,000		$ 345,211		$ 6,540,817	$ 39,545		$ 6,580,362	
Premiums, (discounts), and debt issuance costs, net	—	(4,043)	(40,549)		1,388		(43,204)	245		(42,959)	
	$ 995,606	$ 495,957	$ 4,659,451		$ 346,599		$ 6,497,613	$ 39,790		$ 6,537,403	
Weighted average interest rate %	4.90	3.77	3.37		4.33		3.69	4.31		3.69	
Weighted average maturity in years	3.1	4.4	6.1		2.9		5.3	1.6		5.3 [2]	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at LIBOR plus 75 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) In January 2023, the Company issued $400 million of 5.25% senior unsecured notes due 2032, with proceeds used to repay commercial paper borrowings. Pro forma for this transaction and contemplated repayment of commercial paper, the weighted average maturity would have been 5.8 years.

(3) The Company has two senior unsecured term loans (the "Term Loan Facilities") in an aggregate principal amount of $500 million, which mature on February 22, 2027 (plus a 1-year extension option at the Company's discretion) and August 22, 2027. The Term Loan Facilities accrue interest at adjusted SOFR plus 85 basis points based on the Company's current unsecured credit ratings. The Company maintains swaps on the entire $500 million that effectively fix the interest rate at a blended contractual rate of 3.5%.

(4) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Indebtedness

As of December 31, 2022, dollars in thousands

DEBT STRUCTURE

		Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$ 370,073	6	4.20	2.8
	Floating rate	14,683	—	7.74	2.0
	Combined	**$ 384,756**	**6**	**4.34**	**2.8**
Unsecured	Fixed rate[1]	5,200,000	79	3.41	5.9
	Floating rate[2][3]	995,606	15	4.90	3.1
	Combined	**$ 6,195,606**	**94**	**3.65**	**5.5**
Total	Fixed rate[1]	5,570,073	85	3.46	5.7
	Floating rate[2][3]	1,010,289	15	4.94	3.0
	Combined	**$ 6,580,362**	**100**	**3.69**	**5.3**
	Premiums, (discounts), and debt issuance costs, net	(42,959)			
	Enterprise Debt	**$ 6,537,403**			

FINANCIAL COVENANTS[4]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	34%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	37%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	5.4x
Tangible Net Worth ($ billions)	No less than $7.7B	$10.7B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1) The Company has Term Loan Facilities in an aggregate principal amount of $500 million. The Company maintains swaps on the entire $500 million that effectively fix the interest rate at a blended contractual rate of 3.5%.
(2) Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(3) Subsequent to year end, the Company issued $400 million of senior unsecured notes, sold two life science facilities for $113 million, and received a $35 million repayment of a secured loan. Pro forma for these transactions and contemplated repayment of commercial paper, floating rate debt would represent 7% of total outstanding debt. Including the offsetting impact of our floating rate loans receivable, net exposure to floating rate debt would be 5%.
(4) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the year ended December 31, 2022, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended December 31, 2022	Twelve Months Ended December 31, 2022
ACQUISITIONS[1]							
67 Smith Place land parcel	Boston, MA	January	—	—	Life science	$ —	$ 72,000
Vista Sorrento land parcel	San Diego, CA	January	—	—	Life science	—	24,000
Webster	Houston, TX	March	95 Sq. Ft.	2	Medical office	—	43,000
Northwest Medical Plaza	Fayetteville, AR	May	68 Sq. Ft.	1	Medical office	—	25,700
Concord Avenue land parcels	Boston, MA	December	—	—	Life science	17,500	17,500
OTHER INVESTMENTS							
Development fundings						140,536	439,081
Redevelopment fundings						46,765	138,852
Loan fundings						705	2,207
Total				**3**		**$ 205,506**	**$ 762,340**

REAL ESTATE HELD FOR SALE

Property Type	Capacity	Property Count	Projected Sales Price
Life science[2]	166 Sq. Ft.	2	113,000
Total		**2**	**$ 113,000**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type	Sales Price	Trailing Cash Yield[3]
Myriad IV	January	70 Sq. Ft.	1	Life science	$ 14,250	
Frye Regional Medical Center	February	257 Sq. Ft.	1	Medical office	67,625	
SWG MOB	April	59 Sq. Ft.	1	Medical office	13,750	
Stansbury Health Center	May	22 Sq. Ft.	1	Medical office	5,480	
Fort Worth land parcel	June	N/A	—	Medical office	900	
Kindred Hospital Dallas	June	81 Sq. Ft.	1	Medical office	6,500	
Red Oak MOB	July	53 Sq. Ft.	1	Medical office	1,000	
Westpark Plaza MOB	July	69 Sq. Ft.	1	Medical office	7,500	
South San Francisco Pointe Grand JV[4]	August	N/A	N/A	Life science	125,934	
Total			**7**		**$ 242,939**	**8.1%**

(1) Subsequent to December 31, 2022, Healthpeak closed on one land acquisition totaling $9 million. See the Earnings Release herein for further information.
(2) Subsequent to December 31, 2022, Healthpeak closed on the sale of the two Life Science assets that were held for sale for $113 million.
(3) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.
(4) Sales price of $125.9 million represents 30% share of the $419.8 million South San Francisco Pointe Grand portfolio.

Developments | In Process

As of December 31, 2022, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Count	CIP[1]	Cost to Complete[1]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Initial Occupancy[2]	Projected Stabilized Yield[3]
Life Science									
101 CambridgePark Drive[4]	Boston, MA	— $	23,899 $	7,006 $	30,905	19	81	1Q23	8.75% – 9.25%
Nexus on Grand	San Francisco, CA	1	126,605	36,999	163,604	148	100	2Q23	7.25% – 7.75%
Sorrento Gateway	San Diego, CA	1	85,757	32,481	118,238	163	100	2Q23	8.25% – 8.75%
Vantage - Phase I[5][6]	San Francisco, CA	2	196,965	241,222	438,187	343	45	4Q23	6.50% – 7.00%
Callan Ridge[5][7]	San Diego, CA	2	99,210	46,369	145,579	185	100	1Q25	8.75% – 9.25%
		6 $	532,437 $	364,076 $	896,513	858	78		
Medical Office									
Savannah	Savannah, GA	1 $	867 $	32,051 $	32,918	70	53	2Q24	5.25% – 5.75%
		1 $	867 $	32,051 $	32,918	70	53		
Total		7 $	533,303 $	396,128 $	929,431	928	76		

(1) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

(2) Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy.

(3) Yields shown in table are rounded to the nearest 0.25% and exclude the impact of contractual escalators and potential promote payment at 101 CambridgePark Drive.

(4) Total project capacity and Development costs for 101 CambridgePark Drive are 161,000 square feet and $176 million, respectively, including 142,000 square feet / $145 million placed in service in 4Q22. During the quarter, 101 CambridgePark Drive generated non-Stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $1.9 and $0.8 million, respectively. The 142,000 square feet placed in service during the quarter is 100% leased. Of the remaining 19,000 square feet, 15,000 is leased and the remaining 4,000 square foot retail space is under LOI, which will bring the project to 100% leased.

(5) For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date. Initial Occupancy for subsequent buildings can often follow by six to twelve months.

(6) Amounts in the table above exclude 40,000 square feet related to the amenity building and include $84 million of construction cost related to the amenity building. We expect tenants to pay rent on their pro rata share of the amenity building based on the total campus' capacity.

(7) Lease commencements for the two buildings are scheduled to begin in July 2023 and July 2024, respectively. Initial Occupancy has been delayed to 1Q25 due to significant tenant improvements within both buildings.

Redevelopments and Land Held for Development

As of December 31, 2022, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Type	Property Count		CIP[2]		Cost to Complete[2]		Total	Estimated Completion Date
							Incremental Costs			
Swedish II and III	Denver, CO	Medical office	2	$	9,732	$	7,193	$	16,925	2Q23
Woodlake	Los Angeles, CA	Medical office	1		7,540		2,781		10,321	1Q23
Arlington	Dallas, TX	Medical office	1		4,044		13,105		17,149	4Q23
Sierra Point Towers[3]	San Francisco, CA	Life science	1		39,221		26,605		65,826	1Q23 / 1Q25
65 Hayden	Boston, MA	Life science	1		4,423		10,386		14,809	3Q23
Pointe Grand[4]	San Francisco, CA	Life science	4		2,643		102,344		104,987	3Q23 – 3Q24
Village at Gleannloch Farms[5]	Houston, TX	CCRC	—		3,984		3,086		7,070	2Q23
			10	$	71,587	$	165,500	$	237,087	

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./ Units		Original Investment		Incremental Investment[6]		Investment to Date
Vantage – Remaining Phases[7]	San Francisco, CA	Life science	12	502 Sq. Ft.	$	129,154	$	9,756	$	138,910
West Cambridge Alewife[8]	Boston, MA	Life science	23	N/A		307,319		12,565		319,885
Vista Sorrento	San Diego, CA	Life science	10	N/A		43,850		4,306		48,156
Remaining[9]	Various	Various	27	N/A		108,655		15,738		124,393
			73		$	588,978	$	42,365	$	631,344

Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.

(1) During the quarter, 600 Broadway and 1150 Veterans were completed and placed in service and three MOB redevelopment projects were placed on hold.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.
(3) Includes a two phase redevelopment with Phase I expected to complete 1Q23 and Phase II in 1Q25.
(4) Includes four of seven buildings that are part of our newly formed JV in our Pointe Grand campus. The remaining buildings are expected to enter redevelopment in 2023.
(5) The Village at Gleannloch Farms redevelopment (VGF) represents the construction of 12 cottages as part of densification of our adjacent land within our existing VGF campus. Of the 12 cottages, 9 are currently pre-leased.
(6) Includes capitalized interest, entitlement and pre-construction costs.
(7) With revised zoning, we expect to entitle the balance of our Vantage project for upwards of 1.3 million square feet.
(8) Currently in discussions with the City of Cambridge on entitlements. Excludes 15 acres and $336 million, which are currently included in our operating portfolio and may be densified in the future. Includes $18 million and 2 acres for the Concord Avenue land parcels, which were acquired in December 2022.
(9) Includes 9 acres as part of the Needham Land Parcel JV at our 37.5% share, and 9 acres as part of our Towers at Sierra Point land parcel.

Capital Expenditures[1]

For the three and twelve months ended December 31, 2022, dollars in thousands, except per unit/square foot, excludes discontinued operations

FOURTH QUARTER	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 3,275	$ 5,690	$ 6,112	$ 557	$ 15,634
Tenant improvements - 2nd generation	2,942	7,176	—	—	10,118
Lease commissions - 2nd generation	2,130	4,044	—	—	6,174
AFFO capital expenditures[2]	$ 8,346	$ 16,910	$ 6,112	$ 557	$ 31,925
Revenue enhancing capital expenditures	8,961	21,983	13,216	715	44,875
Casualty related capital expenditures	—	—	2,031	207	2,238
Initial Capital Expenditures ("ICE")	—	3,201	—	—	3,201
Development[3]	138,955	1,581	—	—	140,536
Redevelopment[3]	38,840	6,197	1,728	—	46,765
Capitalized interest	13,885	498	30	—	14,413
Total capital expenditures	$ 208,987	$ 50,371	$ 23,116	$ 1,479	$ 283,953
Recurring capital expenditures per unit/sq. ft.	$0.30 per Sq. Ft.	$0.26 per Sq. Ft.	$851 per Unit	$310 per Unit	

FULL YEAR	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 8,734	$ 14,812	$ 16,464	$ 3,178	$ 43,188
Tenant improvements - 2nd generation	12,623	28,661	—	—	41,284
Lease commissions - 2nd generation	7,348	12,822	—	—	20,170
AFFO capital expenditures[2]	$ 28,706	$ 56,295	$ 16,464	$ 3,178	$ 104,642
Revenue enhancing capital expenditures	31,261	73,770	40,006	3,139	148,176
Casualty related capital expenditures	—	—	2,031	1,241	3,272
Initial Capital Expenditures ("ICE")	—	8,685	—	—	8,685
Development[3]	432,158	6,923	—	—	439,081
Redevelopment[3]	87,921	46,994	3,937	—	138,852
Capitalized interest	39,820	2,104	47	—	41,972
Total capital expenditures	$ 619,866	$ 194,771	$ 62,484	$ 7,557	$ 884,679
Recurring capital expenditures per unit/sq. ft.	$0.80 per Sq. Ft.	$0.67 per Sq. Ft.	$2,267 per Unit	$1,771 per Unit	

(1) Excludes corporate capitalized costs such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $0.6 million and $3.7 million full year. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.6 million and $2.0 million full year, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(3) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended December 31, 2022, dollars in thousands, excludes discontinued operations

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Total	% of Total
San Francisco, CA	82	$ 87,168	$ 634	$ —	$ —	$ 87,802	30
Boston, MA	21	30,278	714	—	—	30,992	11
San Diego, CA	38	22,469	684	—	—	23,153	8
Dallas, TX	35	—	20,247	—	243	20,489	7
Houston, TX	40	—	9,266	1,197	2,243	12,707	4
Tampa, FL	7	—	587	9,271	—	9,859	3
Philadelphia, PA	6	—	4,628	4,470	—	9,098	3
Seattle, WA	7	—	6,987	—	—	6,987	2
Nashville, TN	17	—	6,879	—	—	6,879	2
Denver, CO	20	—	5,453	—	555	6,008	2
Louisville, KY	11	—	4,795	—	—	4,795	2
Remaining	189	2,993	48,373	13,170	1,147	65,684	23
Portfolio Cash (Adjusted) NOI	**473**	**$ 142,908**	**$ 109,248**	**$ 28,109**	**$ 4,188**	**$ 284,453**	**98**
Interest income	—	—	—	—	6,350	6,350	2
Portfolio Income	**473**	**$ 142,908**	**$ 109,248**	**$ 28,109**	**$ 10,538**	**$ 290,803**	**100**

(1) Excludes seven properties in Development.

Life Science

As of and for the quarter ended December 31, 2022, dollars and square feet in thousands

INVESTMENTS[1][2]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Total Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	81	$ 4,156,498	$ 87,168	5,366	98.8	58.9
Boston, MA	20	2,374,050	30,278	2,616	98.9	23.4
San Diego, CA	36	1,302,499	22,469	2,579	98.9	16.6
Remaining	6	133,086	2,993	406	100.0	1.2
	143	**$ 7,966,134**	**$ 142,908**	**10,966**	**98.9**	**100.0**

SAME-STORE

	4Q21	1Q22	2Q22	3Q22	4Q22
Property Count	123	123	123	123	123
Portfolio Investment	$ 6,591,848	$ 6,575,775	$ 6,590,188	$ 6,731,241	$ 6,745,759
Square Feet	9,431	9,431	9,431	9,490	9,505
Occupancy %	96.9	98.6	98.8	98.8	98.7
Portfolio Real Estate Revenues	$ 160,620	$ 166,416	$ 170,997	$ 175,887	$ 175,642
Portfolio Operating Expenses	(38,035)	(40,646)	(41,097)	(46,057)	(46,268)
Portfolio NOI	**$ 122,584**	**$ 125,770**	**$ 129,900**	**$ 129,830**	**$ 129,374**
Portfolio Cash Real Estate Revenues	$ 150,698	$ 155,259	$ 158,757	$ 164,109	$ 165,341
Portfolio Cash Operating Expenses	(38,026)	(40,487)	(41,087)	(46,048)	(46,259)
Portfolio Cash (Adjusted) NOI	**$ 112,672**	**$ 114,772**	**$ 117,669**	**$ 118,061**	**$ 119,082**
Portfolio Cash (Adjusted) NOI Margin %	74.8	73.9	74.1	71.9	72.0
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[3]	96.0	96.6	97.2	96.4	95.7
			Year-Over-Year Three-Month SS Growth %		**5.7%**

(1) Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.
(2) Excludes six properties that are in Development.
(3) Approximately 90% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

Life Science

As of December 31, 2022, dollars and square feet in thousands

TENANT CONCENTRATION[1]

Parent Name	Market Cap (in millions)	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[2]	
			Amount	% of Total	Amount	% of Total
Amgen	$ 140,139	1.7	633	6	$ 51,219	9
Johnson & Johnson	461,849	5.9	350	3	19,911	3
Bristol-Myers Squibb	159,704	6.7	242	2	16,032	3
Arcus Biosciences	1,497	9.0	260	2	14,373	2
Pfizer	287,626	6.9	180	2	13,239	2
Nkarta	292	10.3	130	1	11,669	2
AstraZeneca	209,396	4.0	180	2	11,363	2
General Atomics	Private	6.7	702	7	10,954	2
Denali Therapeutics	3,777	6.3	148	1	10,817	2
Rigel[3]	259	0.1	147	1	10,519	2
Myriad Genetics	1,176	3.1	288	3	9,827	2
Sorrento Therapeutics	411	16.0	211	2	9,656	2
Allogene Therapeutics	907	9.2	131	1	9,324	2
Nuvasive	2,150	12.2	252	2	8,965	2
Fog Pharmaceuticals	Private	8.2	122	1	8,505	1
Pacira	1,772	7.5	174	2	8,501	1
Seres Therapeutics	698	10.2	83	1	8,208	1
Adverum[4]	58	9.0	120	1	7,842	1
Astellas Pharma	27,962	2.9	136	1	7,753	1
ElevateBio	Private	7.2	142	1	7,644	1
Remaining		6.5	6,027	57	330,936	56
		6.6	**10,658**	**100**	**$587,257**	**100**



ANNUALIZED BASE RENT[2]

$587M

- Small Cap Biotech 19%
- Mid Cap Biotech 19%
- Private Biotech 17%
- Large Cap Biopharma 28%
- Medical Device 7%
- R&D / University 6%
- Office 4%

PEAK publicly-traded biotech classification criteria:
- Large Cap: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

(1) Excludes two assets held for sale at December 31, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Rigel lease expired in January 2023 and has been 100% re-leased to a large cap credit tenant.
(4) Adverum has a cash balance of $203.3 million as of their most recent quarterly report.

Life Science

As of December 31, 2022, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total Leased Square Feet	%	Total Annualized Base Rent[2]	%	San Francisco Leased Square Feet	San Francisco Annualized Base Rent[2]	Boston Leased Square Feet	Boston Annualized Base Rent[2]	San Diego Leased Square Feet	San Diego Annualized Base Rent[2]	Remaining Leased Square Feet	Remaining Annualized Base Rent[2]
2023[3][4]	612	6	$ 34,748	6	453	$ 27,675	22	$ 779	137	$ 6,294	—	$ —
2024[4]	434	4	29,065	5	402	27,332	—	—	32	1,733	—	—
2025	1,185	11	52,417	9	474	26,951	105	5,003	521	17,306	85	3,157
2026	595	6	25,919	4	310	17,709	24	1,092	262	7,119	—	—
2027	1,561	15	72,874	12	669	43,613	509	15,485	229	10,153	154	3,623
2028	689	6	36,700	6	177	11,793	507	24,624	5	283	—	—
2029	851	8	52,804	9	544	34,514	307	18,290	—	—	—	—
2030	1,209	11	80,566	14	690	48,884	345	23,181	174	8,501	—	—
2031	1,434	13	77,799	13	768	46,329	313	21,881	354	9,588	—	—
2032	738	7	47,117	8	354	25,449	244	12,239	140	9,429	—	—
Thereafter	1,349	13	77,250	13	464	35,542	189	14,571	696	27,137	—	—
	10,658	100	$ 587,257	100	5,305	$ 345,791	2,563	$ 137,144	2,550	$ 97,543	240	$ 6,780

(1) Excludes two assets held for sale at December 31, 2022.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Leased square feet for 2023 and 2024 includes 366,000, and 189,000, respectively, related to the Oyster Point and Pointe Grand campuses, which are planned to undergo Redevelopment.



Torrey Pines Science Park
San Diego, CA

Life Science

As of December 31, 2022, dollars and square feet in thousands, presented at 100%

4Q22 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.(1)	Leasing Costs per Sq. Ft.(1)	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of September 30, 2022	**10,520**	**$ 54.36**					
Developments placed in service	142	98.92					
Redevelopments placed in service	9	66.00					
Properties placed in (re)development	(20)	47.99					
Expirations	(66)	47.39					
Renewals	51	74.47	64.3	$ 4.39	$ 5.32	36	52.1%
New leases	62	57.97		9.60	2.61	61	
Terminations	(40)	62.62					
Leased Square Feet as of December 31, 2022	**10,658**	**$ 55.10**					

FULL YEAR LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.(1)	Leasing Costs per Sq. Ft.(1)	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2021	**10,257**	**$ 51.45**					
Assets Held for Sale	(166)	33.84					
Developments placed in service	600	75.10					
Redevelopments placed in service	172	78.69					
Properties placed into (re)development	(429)	56.77					
Expirations	(410)	64.14					
Renewals	214	90.22	34.6	$ 1.06	$ 2.52	38	52.1%
New leases	639	63.69		6.67	2.36	90	
Terminations	(219)	62.59					
Leased Square Feet as of December 31, 2022	**10,658**	**$ 55.10**					

(1) Average cost per lease year.

Life Science

As of and for the quarter ended December 31, 2022, dollars and square feet in thousands

LEASE TYPE

	Annualized Base Rent					
	San Francisco	Boston	San Diego	Remaining	Total	% of Total
Triple-Net[1]	$ 324,644	$ 120,114	$ 92,579	$ 6,780	$ 544,117	92.7
Base Year[2]	20,535	16,894	3,853	—	41,282	7.0
Gross[3]	612	135	1,111	—	1,858	0.3
Total	**$ 345,791**	**$ 137,144**	**$ 97,543**	**$ 6,780**	**$ 587,257**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						Weighted Average Remaining Lease Term
	San Francisco	Boston	San Diego	Remaining	Total	% of Total	
Ground Lease	—	20	—	240	260	2.4	29 [4]
Fee Simple	5,366	2,596	2,579	166	10,707	97.6	
Total	**5,366**	**2,616**	**2,579**	**406**	**10,966**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 580,477	98.8	3.2
CPI	6,780	1.2	8.0 [5]
Total	**$ 587,257**	**100.0**	**3.3**

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes renewal options.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended December 31, 2022, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Total Square Feet On-campus Multi-tenant	On-campus Single-tenant	Off-campus[2] Multi-tenant	Off-campus[2] Single-tenant	Total Multi-tenant	Total Single-tenant	% of Total
Dallas, TX	33	$ 882,000	$ 20,247	92.8	2,067	1,456	209	54	2,276	1,510	16
Houston, TX	32	517,168	9,266	85.3	1,660	1,421	236	—	1,897	1,421	14
Seattle, WA	7	304,437	6,987	95.8	674	39	—	—	674	39	3
Nashville, TN	17	303,518	6,879	85.8	1,512	10	119	—	1,631	10	7
Denver, CO	16	352,792	5,453	83.9	1,079	—	35	—	1,114	—	5
Louisville, KY	11	242,752	4,795	96.8	668	17	447	—	1,115	17	5
Philadelphia, PA	4	436,041	4,628	77.5	694	—	436	144	1,129	144	5
Phoenix, AZ	13	236,171	4,170	91.8	519	70	281	—	800	70	4
Miami, FL	11	148,848	2,911	88.1	543	—	—	30	543	30	2
Kansas City, MO	6	128,208	2,736	90.9	351	89	—	8	351	97	2
New York, NY	3	167,549	2,346	100.0	—	—	—	537	—	537	2
Salt Lake City, UT	10	125,905	2,307	89.5	434	—	130	7	564	7	2
Greenville, SC	14	156,800	2,246	100.0	135	657	—	51	135	708	4
Indianapolis, IN	5	119,428	1,645	94.2	214	46	39	—	253	46	1
Minneapolis, MN	5	126,318	1,604	92.2	228	—	—	81	228	81	1
Ogden, UT	8	88,960	1,591	89.0	338	—	—	60	338	60	2
Fresno, CA	1	59,689	1,344	100.0	—	56	—	—	—	56	—
Richmond, VA	3	76,540	1,227	95.1	60	—	97	—	157	—	1
Washington, DC	4	100,520	1,193	82.7	55	29	186	—	242	29	1
Colorado Springs, CO	2	34,852	1,167	100.0	118	79	—	—	118	79	1
Remaining	91	1,576,161	24,507	92.1	2,777	1,398	605	716	3,382	2,114	23
	296	**$ 6,184,659**	**$ 109,248**	**90.2**	**14,126**	**5,367**	**2,821**	**1,687**	**16,947**	**7,054**	**100**

(1) Excludes one property that is in Development.
(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended December 31, 2022, dollars and square feet in thousands

SAME-STORE

		4Q21		1Q22		2Q22		3Q22		4Q22
Property Count		270		270		270		270		270
Portfolio Investment	$	5,325,056	$	5,351,701	$	5,382,301	$	5,422,408	$	5,462,928
Square Feet		21,953		21,949		21,956		21,959		21,955
Occupancy %		91.7		91.7		91.4		91.4		91.5
Portfolio Real Estate Revenues	$	148,531	$	151,281	$	151,991	$	155,926	$	155,589
Portfolio Operating Expenses		(50,431)		(50,670)		(51,466)		(53,078)		(52,663)
Portfolio NOI	$	**98,100**	$	**100,611**	$	**100,525**	$	**102,848**	$	**102,926**
Portfolio Cash Real Estate Revenues	$	143,960	$	147,329	$	149,427	$	152,616	$	151,366
Portfolio Cash Operating Expenses		(49,737)		(50,058)		(50,820)		(52,437)		(52,025)
Portfolio Cash (Adjusted) NOI	$	**94,223**	$	**97,271**	$	**98,607**	$	**100,179**	$	**99,340**
Portfolio Cash (Adjusted) NOI Margin %		65.5		66.0		66.0		65.6		65.6
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[1]		78.9		79.4		79.9		79.6		79.6
				Year-Over-Year Three-Month SS Growth %						**5.4%**

(1) Approximately 50% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.



Sky Ridge Campus
Denver, CO

Medical Office

As of and for the quarter ended December 31, 2022, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

				Total Square Feet							
Health System	MSA	Property Count	Credit Rating	On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus	Total	% of Total	% Directly Leased by Health System	Weighted Average Remaining Lease Term
HCA	Dallas TX, Nashville TN, Houston TX, Various	116	Baa3	9,590	183	318	—	10,091	42.0	24.8	3.9
Memorial Hermann	Houston TX	16	A1	1,709	—	83	—	1,791	7.5	4.1	3.6
Norton Healthcare	Louisville KY	10	—	685	328	—	—	1,013	4.2	2.8	4.5
Community Health Systems	Various	16	B3	976	—	—	—	976	4.1	4.7	7.1
Prisma Health System	Greenville SC	14	A3	792	—	51	—	843	3.5	2.1	5.6
Thomas Jefferson Univ Hospital	Philadelphia PA	1	A2	694	—	—	—	694	2.9	1.9	3.9
Providence Health & Services	Seattle WA	6	A1	610	—	—	—	610	2.5	1.2	1.8
Steward Health	Various	7	—	540	—	—	—	540	2.2	0.9	3.0
Atlantic Health	New York NY	3	Aa3	—	—	537	—	537	2.2	2.7	9.7
HonorHealth	Phoenix AZ	9	A2	421	107	—	—	528	2.2	0.7	5.0
UPENN Health System	Philadelphia PA	1	Aa3	—	436	—	—	436	1.8	1.0	7.1
Tenet Healthcare	San Antonio TX, Phoenix AZ	4	B1	295	—	90	—	384	1.6	0.6	4.7
Encompass Health	Various	4	Ba3	310	—	—	—	310	1.3	1.5	9.3
Orlando Health	Tampa FL, Orlando FL	2	A2	289	—	—	—	289	1.2	0.3	4.5
Ascension Health	Indianapolis IN, Pensacola FL	5	Aa2	119	—	94	—	213	0.9	0.7	5.2
CommonSpirit	Various	3	Baa1	171	32	—	—	203	0.8	1.0	3.5
Bon Secours Mercy Health	Richmond VA, Cincinnati OH	4	A1	60	—	134	—	194	0.8	0.5	4.5
Baylor Scott & White Health	Dallas TX	3	Aa3	138	—	49	—	187	0.8	0.4	1.4
Franciscan Alliance	Indianapolis IN	2	Aa3	180	—	—	—	180	0.8	0.8	3.6
Medical Univ of South Carolina	Florence SC	3	Aa3	172	—	—	—	172	0.7	0.9	9.0
Remaining - credit rated		38		1,162	292	717	—	2,171	9.0		
Remaining - not credit rated		29		580	91	372	596	1,639	6.8		
Total		**296**		**19,493**	**1,469**	**2,443**	**596**	**24,001**	**100.0**	**53.7**	**4.6**
% of Total				**81.2**	**6.1**	**10.2**	**2.5**				
Total Healthcare Affiliated						**97.5%**					

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office

As of and for the quarter ended December 31, 2022, dollars and square feet in thousands

LEASE EXPIRATION DATA

	Total				On-Campus		Off-Campus	
Year	Leased Square Feet	%	Annualized Base Rent[(1)]	%	Leased Square Feet	Annualized Base Rent[(1)]	Leased Square Feet	Annualized Base Rent[(1)]
2023[(2)]	2,573	11.9	$ 69,498	13.1	2,153	$ 59,142	421	$ 10,355
2024	2,417	11.1	69,564	13.1	1,948	56,444	469	13,119
2025	4,705	21.7	94,224	17.7	4,427	86,767	277	7,457
2026	1,806	8.3	48,913	9.2	1,510	41,336	296	7,577
2027	1,823	8.4	47,667	9.0	1,454	38,024	369	9,643
2028	1,933	8.9	38,694	7.3	1,710	33,159	223	5,535
2029	1,293	6.0	33,263	6.3	1,037	27,193	256	6,070
2030	1,150	5.3	30,386	5.7	798	21,844	352	8,542
2031	1,587	7.3	37,790	7.1	1,204	27,134	382	10,657
2032	1,351	6.2	27,140	5.1	663	13,802	688	13,337
Thereafter	1,061	4.9	33,907	6.4	717	23,196	344	10,711
	21,698	**100**	**$ 531,045**	**100**	**17,622**	**$ 428,041**	**4,076**	**$ 103,003**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[(3)]	Name	Property Count	MSA	Property Type	Cash (Adjusted) NOI	Option Price
2026	10/2025	Innovation	1	San Diego, CA	Medical office	$ 1,469	$ 31,700

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.
(3) Reflects the earliest point at which the purchase option can be exercised.

Medical Office

As of December 31, 2022, dollars and square feet in thousands, presented at 100%

4Q22 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of September 30, 2022	21,643	$ 25.88					
Expirations	(589)	29.10					
Renewals, amendments and extensions	474	28.75	1.3	$ 2.09	$ 0.96	57	81.7%
New leases	184	26.26		5.39	1.80	77	
Terminations	(14)	22.58					
Leased Square Feet as of December 31, 2022	21,698	$ 26.04					

FULL YEAR LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft.[2]	Leasing Costs per Sq. Ft.[2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2021	21,734	$ 25.43					
Acquisitions	159	22.24					
Dispositions	(283)	33.14					
Planned demolition	(84)	25.55					
Developments placed in service	88	25.32					
Expirations	(3,259)	26.69					
Renewals, amendments and extensions	2,662	26.94	2.0	$ 2.15	$ 0.75	65	81.7%
New leases	813	25.83		5.26	1.43	78	
Terminations	(132)	29.86					
Leased Square Feet as of December 31, 2022	21,698	$ 26.04					

(1) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(2) Average cost per lease year.

Medical Office

As of and for the quarter ended December 31, 2022, square feet in thousands

LEASE TYPE

	Leased Square Feet					
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
Triple-Net[1]	11,485	666	1,878	117	14,147	65.2
Base Year[2]	5,061	504	363	413	6,342	29.2
Gross[3]	1,076	15	99	20	1,210	5.6
Total	**17,622**	**1,186**	**2,340**	**550**	**21,698**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	8,860	32	442	72	9,405	39.2	79 [5]
Fee Simple	10,633	1,437	2,002	525	14,596	60.8	
Total	**19,493**	**1,469**	**2,443**	**596**	**24,001**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Leased Square Feet	% of Square Feet	Escalator %
Fixed	20,157	92.9	2.8
CPI	1,541	7.1	6.1 [6]
Total	**21,698**	**100.0**	**3.1**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	10%	4%
Obstetrics / Gynecology	9%	5%
General / Specialty Surgery	8%	4%
Ambulatory Surgery Center	7%	N/A
Cardiovascular	6%	4%
Oncology	6%	3%
Imaging / Radiology	5%	3%
Neurology	4%	2%
Gastroenterology	3%	2%
Other	25%	40%
Total Specialties	**83%**	**67%**
Primary Care	**17%**	**33%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) U.S. physicians breakdown from AAMC, 2022 Physician Specialty Data Book.
(5) Includes renewal options.
(6) Includes both pure CPI leases, leases with a CPI floor averaging 2%, and certain leases containing CPI ceilings. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended December 31, 2022, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,235,555	$ 88,090	$ 18,822	$ (83,416)	$ 23,496	6,131	83.5	$ 6,957	$ 24,444
Sunrise Senior Living	2	262,737	16,569	2,439	(14,052)	4,955	1,052	75.9	7,938	3,414
Remaining	—	—	—	—	(342)	(342)	N/A	N/A	N/A	—
Total	**15**	**$ 1,498,292**	**$ 104,659**	**$ 21,260**	**$ (97,811)**	**$ 28,109**	**7,183**	**82.4**	**$ 7,090**	**$ 27,858**

TOTAL CCRC PORTFOLIO

	4Q21	1Q22	2Q22	3Q22	4Q22
Property count	15	15	15	15	15
Gross Portfolio Investment	$ 2,243,655	$ 2,253,774	$ 2,267,711	$ 2,270,573	$ 2,285,837
Net Portfolio Investment[1]	1,458,768	1,474,262	1,484,906	1,486,923	1,498,292
Units	7,344	7,344	7,344	7,280	7,183
IL, AL, and Memory Care Occupancy %	80.4	80.8	80.9	82.0	82.2
Skilled Nursing Occupancy %	72.0	81.3	82.3	81.7	83.4
Total Occupancy %	79.0	80.9	81.1	82.0	82.4
REVPOR CCRC	$ 6,770	$ 7,190	$ 7,032	$ 6,908	$ 7,090
REVPOR CCRC excluding NREF Amortization	5,646	6,126	5,943	5,794	5,892
NREF Cash Collections	$ 25,585	$ 20,637	$ 28,938	$ 24,029	$ 27,858
NREF Amortization	19,745	18,957	19,444	19,706	21,260
Portfolio Real Estate Revenues	$ 118,868	$ 128,445	$ 125,569	$ 122,146	$ 125,920
Portfolio Operating Expenses before management fee	(92,193)	(94,657)	(98,888)	(96,931)	(96,667)
Management fee	(3,587)	(3,231)	(3,389)	(3,333)	(3,444)
Portfolio NOI[2]	**$ 23,087**	**$ 30,557**	**$ 23,292**	**$ 21,882**	**$ 25,809**
Portfolio Cash Real Estate Revenues	$ 118,868	$ 128,445	$ 125,569	$ 122,146	$ 125,920
Portfolio Cash Operating Expenses before management fee	(90,924)	(94,657)	(98,888)	(96,931)	(94,366)
Management fee	(3,587)	(3,231)	(3,389)	(3,333)	(3,444)
Portfolio Adjusted NOI[2]	**$ 24,356**	**$ 30,557**	**$ 23,292**	**$ 21,882**	**$ 28,109**
Portfolio Adjusted NOI Margin %	20.5	23.8	18.5	17.9	22.3

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of December 31, 2022, the balances of NREFs and refundable Entrance Fees were $518.6 million and $269.0 million, respectively.

(2) Includes government grants under the CARES Act for 4Q21, 1Q22, 2Q22, 3Q22 and 4Q22 of $0.0 million, $6.9 million, $0.2 million, $0.0 million, and $0.0 million, respectively.

CCRC | Same-Store

As of and for the quarter ended December 31, 2022, dollars in thousands, except REVPOR

SAME-STORE

		4Q21		1Q22		2Q22		3Q22		4Q22	Sequential Growth	Year-Over-Year Growth
Property count		15		15		15		15		15	—	—
Net Portfolio Investment	$	1,458,656	$	1,474,262	$	1,484,906	$	1,486,923	$	1,498,292	0.8%	2.7%
Units		7,344		7,344		7,344		7,280		7,183	(1.3%)	(2.2%)
IL, AL, and Memory Care Occupancy %		80.4		80.8		80.9		82.0		82.2	20 bps	180 bps
Skilled Nursing Occupancy %		72.0		81.3		82.3		81.7		83.4	170 bps	1140 bps
Total Occupancy %		79.0		80.9		81.1		82.0		82.4	40 bps	340 bps
REVPOR CCRC	$	6,770	$	7,190	$	7,032	$	6,908	$	7,090	2.6%	4.7%
REVPOR CCRC excluding NREF Amortization		5,646		6,126		5,943		5,794		5,892	1.7%	4.4%
Portfolio Real Estate Revenues	$	118,868	$	128,112	$	125,569	$	122,146	$	125,873	3.1%	5.9%
Portfolio Operating Expenses		(95,719)		(97,398)		(101,834)		(99,914)		(99,769)	(0.1%)	4.2%
Portfolio NOI[1]	$	**23,148**	$	**30,714**	$	**23,735**	$	**22,232**	$	**26,104**	**17.4%**	**12.8%**
Portfolio Cash Real Estate Revenues	$	118,868	$	128,112	$	125,569	$	122,146	$	125,873	3.1%	5.9%
Portfolio Cash Operating Expenses		(94,177)		(97,398)		(101,834)		(99,914)		(97,469)	(2.4%)	3.5%
Portfolio Adjusted NOI[1]	$	**24,691**	$	**30,714**	$	**23,735**	$	**22,232**	$	**28,404**	**27.8%**	**15.0%**
Portfolio Adjusted NOI Margin %		20.8		24.0		18.9		18.2		22.6	440 bps	180 bps

PRO FORMA SAME-STORE (EXCLUDING CARES ACT RECEIPTS)

		4Q21		1Q22		2Q22		3Q22		4Q22	Sequential Growth	Year-Over-Year Growth
REVPOR CCRC	$	6,770	$	6,822	$	7,020	$	6,908	$	7,090	2.6%	4.7%
REVPOR CCRC excluding NREF Amortization		5,646		5,758		5,931		5,794		5,892	1.7%	4.4%
Portfolio Real Estate Revenues	$	118,868	$	121,560	$	125,360	$	122,143	$	125,873	3.1%	5.9%
Portfolio Operating Expenses		(95,719)		(97,398)		(101,834)		(99,914)		(99,769)	(0.1%)	4.2%
Portfolio NOI	$	**23,148**	$	**24,162**	$	**23,526**	$	**22,228**	$	**26,104**	**17.4%**	**12.8%**
Portfolio Cash Real Estate Revenues	$	118,868	$	121,560	$	125,360	$	122,143	$	125,873	3.1%	5.9%
Portfolio Cash Operating Expenses		(94,177)		(97,398)		(101,834)		(99,914)		(97,469)	(2.4%)	3.5%
Portfolio Adjusted NOI	$	**24,691**	$	**24,162**	$	**23,526**	$	**22,228**	$	**28,404**	**27.8%**	**15.0%**
Portfolio Adjusted NOI Margin %		20.8		19.9		18.8		18.2		22.6	440 bps	180 bps

(1)   Includes government grants under the CARES Act for 4Q21, 1Q22, 2Q22, 3Q22 and 4Q22 of $0.0 million, $6.6 million, $0.2 million, $0.0 million, and $0.0 million, respectively.

Other

As of and for the quarter ended December 31, 2022, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

	4Q21	1Q22	2Q22	3Q22	4Q22
Property count	19	19	19	19	19
Investment	$ 457,870	$ 458,352	$ 460,543	$ 462,219	$ 464,068
Units	3,354	3,354	3,354	3,354	3,354
Occupancy %	74.8	75.8	75.8	77.5	78.3
REVPOR Other	$ 4,118	$ 4,278	$ 4,234	$ 4,276	$ 4,250
Portfolio Real Estate Revenues	$ 17,971	$ 18,360	$ 18,215	$ 18,839	$ 18,969
Portfolio Operating Expenses before management fee	(12,547)	(13,193)	(13,282)	(13,708)	(13,927)
Management fee	(823)	(862)	(868)	(891)	(901)
Portfolio NOI[1]	$ 4,602	$ 4,305	$ 4,065	$ 4,240	$ 4,140
Portfolio Cash Real Estate Revenues	$ 17,967	$ 18,383	$ 18,301	$ 18,905	$ 19,024
Portfolio Cash Operating Expenses before management fee	(12,574)	(13,224)	(13,313)	(13,698)	(13,935)
Management fee	(823)	(862)	(868)	(891)	(901)
Portfolio Cash (Adjusted) NOI[1]	$ 4,570	$ 4,296	$ 4,119	$ 4,316	$ 4,188
Portfolio Cash (Adjusted) NOI Margin %	25.4	23.4	22.5	22.8	22.0

PRO FORMA (EXCLUDING CARES ACT RECEIPTS)

	4Q21	1Q22	2Q22	3Q22	4Q22
REVPOR Other	$ 3,963	$ 4,210	$ 4,234	$ 4,232	$ 4,250
Portfolio Real Estate Revenues	$ 17,232	$ 18,045	$ 18,215	$ 18,657	$ 18,969
Portfolio Operating Expenses before management fee	(12,547)	(13,193)	(13,282)	(13,708)	(13,927)
Management fee	(823)	(862)	(868)	(891)	(901)
Portfolio NOI	$ 3,863	$ 3,990	$ 4,065	$ 4,058	$ 4,140
Portfolio Cash Real Estate Revenues	$ 17,228	$ 18,067	$ 18,301	$ 18,722	$ 19,024
Portfolio Cash Operating Expenses before management fee	(12,574)	(13,224)	(13,313)	(13,698)	(13,935)
Management fee	(823)	(862)	(868)	(891)	(901)
Portfolio Cash (Adjusted) NOI	$ 3,831	$ 3,981	$ 4,119	$ 4,134	$ 4,188
Portfolio Cash (Adjusted) NOI Margin %	22.2	22.0	22.5	22.1	22.0

DEBT INVESTMENTS

	Investment[2]	Interest Income	Weighted Average	
			Yield	Maturity in Years[3]
Seller financing loans[4][5]	$ 350,029	$ 5,936	5.6%	0.8
Other[6]	21,702	414	7.6%	—
Total Debt Investments	$ 371,731	$ 6,350	5.7%	0.7

(1) Includes government grants under the CARES Act for 4Q21, 1Q22, 2Q22, 3Q22 and 4Q22 of $0.7 million, $0.3 million, $0.0 million, $0.2 million, and $0.0 million, respectively.

(2) Excludes $8.3 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $33.1 million.

(3) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 0.9 years.

(4) Includes $201 million of seller financing loans receivable with floating interest rates subject to certain floors.

(5) A seller financing loan of $35.1 million was repaid in February 2023.

(6) Principal balance repaid in January 2023 upon maturity.

2023 Guidance Information[1]

Projected full year 2023, dollars in millions, except per share amounts

* Represents Healthpeak's 2023 guidance ranges

2023 Guidance Ranges and Supplemental Information	% of NOI	FY 2023 Guidance (February 7, 2023)
Diluted earnings per common share*		$0.52 - $0.58
Diluted Nareit FFO per common share*		$1.70 - $1.76
Diluted FFO as adjusted per common share*		$1.70 - $1.76
Diluted AFFO per common share		$1.45 - $1.51
Total Portfolio Year-Over-Year Same-Store Cash NOI*	100%	2.75% - 4.25%
Life Science	47%	3.00% - 4.50%
Medical Office	42%	2.00% - 3.00%
CCRC	11%	5.00% - 10.00%
CCRC Non-Refundable Entrance Fees		
Non-refundable entrance fee amortization		$78 - $82
Non-refundable entrance fee cash receipts		$100 - $110
Sources and Uses		
January bond issuance (5.25% coupon)		$400
Dispositions[2]		$113
Seller financing repayments		$150 - $200
Retained Earnings		$135 - $165
Excess debt capacity (target mid-to-high 5x)		$300 - $450
Total Sources		~$1,100 - $1,325
Commercial paper (5.5% average rate assumed for 2023)		$400
Development (no new development starts assumed for 2023)[3]		$375 - $475
Redevelopment[3]		$150 - $200
1st generation TIs / revenue enhancing / ICE[3]		$150 - $200
Acquisitions[2]		$9
Other		$15 - $40
Total Uses		~$1,100 - $1,325

2023 Guidance Midpoint Details[4]	
Total Cash (Adjusted) NOI	$1,170
GAAP NOI Adjustments	
Straight-line rents	$45
Amortization of (above) / below market rents	$25
Life Science deferred revenue due to TI completion delays[5]	($15)
Other[6]	$5
Total GAAP NOI	$1,230
FFO Adjustments	
Interest income	$20
General and administrative	($90)
Interest expense	($205)
Other[6]	$5
Diluted FFO as adjusted	$960
Diluted FFO as adjusted per common share	*$1.70 - $1.76*
AFFO Adjustments	
Straight-line rents	($45)
Amortization of above / (below) market rents	($25)
Life Science deferred revenue due to TI completion delays[5]	$15
Stock-based compensation amortization expense	$15
Amortization of deferred financing costs	$10
AFFO capital expenditures[3]	($105)
Other[6]	($5)
Diluted AFFO	$820
Diluted AFFO per common share	*$1.45 - $1.51*

(1) 2023 guidance excludes CARES Act grants in 2023 and 2022. Note: 2022 results included $7.8 million of total CARES Act grants, of which $6.8 million is related to the CCRC Same-Store portfolio.
(2) Dispositions represent two Life Science assets sold in January 2023. Acquisitions represent Alewife land parcel purchase that closed in January 2023. No additional acquisition or disposition activity is assumed in 2023 guidance.
(3) Includes our share of unconsolidated JVs.
(4) Midpoint estimates presented are intended to be points on a range for the major components underlying Healthpeak's 2023 guidance.
(5) Deferred revenue recognition impact related to certain leases, accounting rules do not allow recognition of rental revenue in FFO until tenant improvement projects are substantially completed even if cash rent is received from the tenant.
(6) Other GAAP NOI items include various small items. Other FFO items include other income, income tax, unconsolidated JV FFO adjustments and various other items. Other AFFO items include deferred income tax, unconsolidated JV AFFO adjustments and various other items.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Net Operating Income ("NOI") and Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where leases have commenced, including month-to-month leases, as of the end of the period reported. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Operating Expenses and Portfolio Cash Operating Expenses*

Portfolio Operating Expenses and Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent Portfolio Operating Expenses after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Glossary

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Projected Stabilized Yield

Projected Cash (Adjusted) NOI at Stabilization divided by the expected total development costs.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store NOI and Adjusted NOI (see NOI definition above for further discussion regarding our use of pro-rata share information and its limitations). Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered Stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

* Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.healthpeak.com/quarterly-results.

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended December 31, 2022	Twelve Months Ended December 31, 2022
Net income (loss)	$ 10,802	$ 516,424
Interest expense	49,413	172,944
Income tax expense (benefit)[1]	(661)	(4,695)
Depreciation and amortization	179,157	710,569
Other depreciation and amortization	1,286	5,255
Loss (gain) on sales of real estate[1]	986	(10,422)
Loss (gain) upon change of control	—	(311,438)
Share of unconsolidated JV:		
Interest expense	241	(949)
Income tax expense (benefit)	(19)	233
Depreciation and amortization	8,642	27,691
Loss (gain) on sale of real estate from unconsolidated JVs	45	134
EBITDAre	$ 249,892	$ 1,105,746
Transaction-related items[2]	3,217	4,853
Other impairments (recoveries) and losses (gains)[2]	9,760	4,518
Restructuring and severance-related charges	32,749	32,749
Casualty-related charges (recoveries)[2]	684	5,583
Stock-based compensation amortization expense	1,903	16,537
Impact of transactions closed during the period[3]	449	(3,013)
Adjusted EBITDAre	$ 298,654	$ 1,166,973
ADJUSTED FIXED CHARGE COVERAGE		
Interest expense, including unconsolidated JV interest expense at share	49,654	171,995
Capitalized interest	14,413	41,972
Fixed Charges	$ 64,067	$ 213,967
Adjusted Fixed Charge Coverage	4.7x	5.5x

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations of this Earnings Release and Supplemental Report and the detailed financial information in the Discontinued Operations Reconciliation section included in the corresponding Discussion and Reconciliation of Non-GAAP Financial Measures at http://ir.healthpeak.com/.

(2) This amount includes the corresponding line on the Funds from Operations reconciliation of this Earnings Release and Supplemental Report less the related tax impact included in the adjustment for income tax expense (benefit) above.

(3) Adjustment reflects the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period.

Debt Ratios

As of and for the quarter ended December 31, 2022, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	December 31, 2022
Bank line of credit and commercial paper	$ 995,606
Term loan	495,957
Senior unsecured notes	4,659,451
Mortgage debt	346,599
Consolidated Debt	**$ 6,497,613**
Share of unconsolidated JV mortgage debt	39,790
Enterprise Debt	**$ 6,537,403**
Cash and cash equivalents	(72,032)
Share of unconsolidated JV cash and cash equivalents	(30,189)
Restricted cash	(54,802)
Share of unconsolidated JV restricted cash	(3,062)
Net Debt	**$ 6,377,318**

FINANCIAL LEVERAGE

	December 31, 2022
Enterprise Debt	$ 6,537,403
Enterprise Gross Assets	19,532,075
Financial Leverage	33.5%

SECURED DEBT RATIO

	December 31, 2022
Mortgage debt	$ 346,599
Share of unconsolidated JV mortgage debt	39,790
Enterprise Secured Debt	**$ 386,389**
Enterprise Gross Assets	19,532,075
Secured Debt Ratio	2.0%

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended December 31, 2022	Twelve Months Ended December 31, 2022
Net Debt	$ 6,377,318	$ 6,377,318
Annualized Adjusted EBITDAre[1]	1,194,616	1,166,973
Net Debt to Adjusted EBITDAre	5.34x	5.47x

(1) For the three months ended, represents the current quarter Adjusted EBITDAre multiplied by a factor of four. For the twelve months ended, represents trailing twelve months Adjusted EBITDAre.

COMPANY
Information

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

KATHERINE M. SANDSTROM
Vice Chair of the Board, Healthpeak Properties, Inc.
Former Senior Managing Director,
Heitman LLC

SCOTT M. BRINKER
President and Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

EXECUTIVE MANAGEMENT

SCOTT M. BRINKER
President
Chief Executive Officer

PETER A. SCOTT
Chief Financial Officer

THOMAS M. KLARITCH
Chief Operating Officer

JEFFREY H. MILLER
General Counsel

SCOTT R. BOHN
Chief Development Officer
Co-Head of Life Science

ADAM G. MABRY
Chief Investment Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

ANKIT B. PATADIA
Executive Vice President
Treasurer, Corporate Finance

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2023 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings (MOBs) are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements;

Continued


Putting Green at The Shore
South San Francisco, CA

Forward-Looking Statements & Risk Factors (concluded)

required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers’ experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



Pinnacle MOB
Denver, CO

Corporate HQ, Denver, CO

4600 South Syracuse Street, Suite 500
Denver, CO 80237
(720) 428 - 5050

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

South San Francisco, CA

101 Oyster Point Boulevard, Suite 102
South San Francisco, CA 94080

San Diego, CA

420 Stevens Avenue, Suite 170
Solana Beach, CA 92075

Boston, MA

35 CambridgePark Drive, Suite 150
Cambridge, MA 02140

Healthpeak® PROPERTIES

healthpeak.com